Confidential Treatment Requested by

SVB Financial Group

File No. 000-15637

November 2, 2006

Via EDGAR, Facsimile and Overnight Delivery

Facsimile No: (202) 772-9208

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549-0408

Attention:              Kevin W. Vaughn

                                                                Matthew Komar

Re:                             SVB Financial Group

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-15637

Gentlemen:

We are writing on behalf of our client, SVB Financial Group (the “Company”), in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated October 19, 2006 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 27, 2006.  For your convenience, we have included the Staff’s comments in italics immediately before the Company’s response.  The underlined heading and paragraph number below corresponds to the heading and paragraph number of the comment set forth in the Staff’s letter.

Please note that the Company is requesting confidential treatment for Exhibit 1.0 of this letter, including in connection with the Freedom of Information Act, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (the “Rule”).  In accordance with the Rule, Exhibit 1.0 is being submitted to the Staff separately, and a request for confidential treatment is being sent to the Office of Freedom of Information and Privacy Act Operations.  We have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations for the Staff’s reference.

U.S. Securities and Exchange Commission	Confidential Treatment Requested by
November 2, 2006	SVB Financial Group
Page 2 of 3	File No. 000-15637

Note 13 — Derivative Financial Instruments, page 128

1.                 We note your response to comment 1 of our letter dated September 19, 2006.  Please provide us with your SAB 99 analysis used to conclude the inappropriate use of the short-cut method was not material to the financial statements from inception of the swap to December 31, 2005 and the financial statements for the period ended March 31, 2006.  Please confirm in your response that you are using the long-haul method of assessing the effectiveness upon redesignating the interest rate swap during the second quarter of 2006.

SAB 99 Analysis

With respect to the Staff’s request to provide the Company’s SAB 99 analysis, please refer to Exhibit 1.0 attached hereto and supplementally provided (subject to a request for confidential treatment).

We also supplementally highlight that the Company recorded a pre-tax loss of $2.871 million within the income statement line item “gains on derivative instruments, net” during the quarter ended March 31, 2006 related to the liability for the entire fair value of the interest rate swap as of March 31, 2006.  Net of tax, the loss recorded by the Company during the quarter ended March 31, 2006 was $1.633 million.  However, there are two components of the net of tax loss of $1.633 million recorded during the quarter ended March 31, 2006:  (a.) $0.886 million net of tax loss related to the change in the fair value of the interest rate swap liability from January 1, 2006 through March 31, 2006 and (b.) $0.747 million net of tax loss related to the change in the fair value of the interest rate swap liability from inception of the interest rate swap through December 31, 2005 (hereinafter referred to as the “Cumulative Adjustment”).

As a result of the above, the Company considered the materiality of the $0.747 million Cumulative Adjustment to its net income (after-tax) for the quarter ended March 31, 2006.  The Company concluded that the Cumulative Adjustment was not material for any of the reporting periods from the inception of the interest rate swap to December 31, 2005.  The Company further concluded that the net of tax loss of $0.747 million (i.e., the Cumulative Adjustment) was not material to net income (after-tax) as it represented only 3.36% of net income (after-tax) for the quarter ended March 31, 2006.  This assessment is illustrated in Exhibit 2.0.

Confirmation of the Use of the Long-Haul Method During the Second Quarter of 2006

We supplementally advise that the Company is using the long-haul method of assessing effectiveness upon redesignating the interest rate swap during the second quarter of 2006.

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by
November 2, 2006	SVB Financial Group
Page 3 of 3	File No. 000-15637

* * * * *

If you have any additional questions or comments regarding this letter or the Company’s Form 10-K for the fiscal year ended December 31, 2005, please call me at (650) 849-3421.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Todd Cleary

Todd Cleary

Enclosures

cc:           Jack Jenkins-Stark, SVB Financial Group (CFO)

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Confidential Treatment Requested by
SVB Financial Group
File No. 000-15637

Exhibit 1.0

[Confidential treatment has been requested for this exhibit pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. § 200.83.  The copy filed herewith omits the information subject to the confidentiality request.  A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.]

Confidential Treatment Requested by
SVB Financial Group
File No. 000-15637

Exhibit 2.0

Illustration of the Impact of the Cumulative Adjustment of the Interest Rate Swap to After Tax Net Income

	Fair Value of the Interest Rate Swap Liability as of March 31, 2006
	Recorded During the Quarter Ended March 31, 2006	2.871	million USD

LESS:	Change in the Fair Value of the Interest Rate Swap Liability from
	January 1, 2006 Through March 31, 2006	(1.557)	million USD

	Fair Value of the Interest Rate Swap Liability as of December 31, 2005
	(See Note A)	1.314	million USD

	Effective Tax Rate for the Quarter Ended March 31, 2006	43.13%

	After Tax Impact on Net Income for the Quarter Ended March 31, 2006	0.747	million USD

	Net Income for the Quarter Ended March 31, 2006	22.271

	Cumulative Adjustment as a Percentage of Net Income	3.36%	million USD

Note A:	The $1.314 million represents the change in the fair value of the interest rate swap liability from inception of the interest rate swap through December 31, 2005.